Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Identity of Company

1.1	Name and Address of Company

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”)

Suite 1400 – 400 Burrard Street

Vancouver, BC V6C 3A6

Reference to the ‘‘Company” in this Business Acquisition Report includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

1.2	Executive Officer

Erfan Kazemi

Chief Financial Officer

Telephone: (604) 689-0234

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On August 15, 2022, Sandstorm completed its previously announced acquisition (the “Acquisition”) of all of the issued and outstanding common shares (the “Nomad Shares”) of Nomad Royalty Company Ltd. (“Nomad”) and Nomad became a wholly-owned subsidiary of Sandstorm.

Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other interests, of which 8 are on currently producing mines.

2.2	Acquisition Date

The Company completed the Acquisition on August 15, 2022.

2.3	Consideration

The Acquisition was completed by way of a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, in accordance with the terms of an arrangement agreement between the Company and Nomad dated May 1, 2022.

Under the terms of the Arrangement, each Nomad shareholder of record on the effective date of the Arrangement (the “Effective Date”) was entitled to receive 1.21 (the “Exchange Ratio”) common shares of Sandstorm (the “Sandstorm Shares”) for each Nomad Share held on the Effective Date (the “Consideration”). In addition, pursuant to the Arrangement, (i) holders of stock options of Nomad received appropriately adjusted replacement options of Sandstorm to acquire Sandstorm Shares adjusted to reflect the Exchange Ratio; and (ii) the restricted share units, performance share units and deferred share units of Nomad were deemed to vest as of the effective time of the Arrangement (the “Effective Time”) and were transferred and disposed of by the holder thereof to Nomad and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such securities immediately prior to the Effective Time. The outstanding warrants to acquire Nomad shares were adjusted in accordance with their terms.

Accordingly, pursuant to the Arrangement, the Company issued 74,382,930 of Sandstorm Shares with a fair value of US$454.5 million to Nomad shareholders, which, along with stock options exchanged for an aggregate of 2,018,148 Sandstorm replacement options with a fair value of $4.0 million, and transaction costs, resulted in total consideration to be US$463.4 million for the purchase of Nomad. An additional aggregate of 2,661,012 Sandstorm Shares are reserved for issuance in respect of the warrants to acquire Nomad Shares.

2.4	Effect on Financial Position

Upon completion of the Acquisition, the assets and liabilities of Nomad have been combined with those of the Company. Details of the pro forma effect of the Acquisition on the Company are included in the Unaudited Pro Forma Condensed Consolidated Statements included in Schedule A of this Business Acquisition Report.

2.5	Prior Valuations

To the best knowledge of the Company, there have not been any valuation opinions obtained within the last twelve months by Nomad or the Company as required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition was not conducted with an informed person (as defined in National Instrument 51-102), associate or affiliate of the Company.

2.7	Date of Report

September 1, 2022.

Item 3	Financial Statements and Other Information

The following financial statements are included in this Business Acquisition Report:

(a)	Financial statements which are incorporated by reference into this Business Acquisition Report are listed below:

•	Audited Consolidated Financial Statements of Nomad for the years ended December 31, 2021, and December 31, 2020, as filed on SEDAR on March 30, 2022.

•	Unaudited Condensed Consolidated Financial Statements of Nomad for the interim period ended March 31, 2022, as filed on SEDAR on May 5, 2022.

(b)	Financial statements and other information which are attached as Schedule “A” and form a part of this Business Acquisition Report are listed below:

•	Unaudited Pro Forma Condensed Consolidated Statement of Financial Position of the Company as at March 31, 2022, giving effect to the acquisition of Nomad as if it had been completed on March 31, 2022;

•

Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company for the year ended December 31, 2021, giving effect to the acquisition of Nomad as if it had been completed on January 1, 2021, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements;

•

Unaudited Pro Forma Condensed Consolidated Statement of Income of the Company for the interim period ended March 31, 2022, giving effect to the acquisition of Nomad as if it had been completed on January 1, 2021, including the pro forma earnings per share based on the Pro Forma Consolidated Financial Statements; and

•	Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company.

PricewaterhouseCoopers LLP, the auditors of Nomad, have not given their consent to include their audit report in this Business Acquisition Report.

Cautionary Note Regarding Forward Looking Statements

This Business Acquisition Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this Business Acquisition Report and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition and other risks. The foregoing list of risks is not exhaustive.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “A”

Unaudited Pro Forma Condensed Consolidated Statements of the Company

As at and for the three months ended March 31, 2022 and

for the year ended December 31, 2021

SANDSTORM GOLD LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2022 and

for the year ended December 31, 2021

Expressed in U.S. Dollars (000s)

(Unaudited)

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Financial Position

As at March 31, 2022

Unaudited, expressed in U.S. dollars ($000s)

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments	Note 6	Sandstorm Gold Ltd. - Pro forma
ASSETS
Current
Cash and cash equivalents	31,614	21,519	(16,845)	(a)	36,288
Trade and other receivables	15,240	3,813	—		19,053
Other current assets	5,748	2,394	—		8,142

	52,602	27,726	(16,845)		63,483
Non-current
Stream, royalty and other interests	464,815	310,039	222,859	(a)(b)	997,713
Investments in associates	71,248	—	—		71,248
Deferred income tax assets	—	43,214	(43,214)	(g)	—
Investments	30,281	—	—		30,281
Other long-term assets	5,615	—	—		5,615

Total assets	624,561	380,979	162,800		1,168,340
LIABILITIES
Current
Trade and other payables	7,430	5,423	—		12,853
Deferred payment liability – host contract	—	9,886	—		9,886
Deferred payment liability – conversion option	—	685	—		685

	7,430	15,994	—		23,424
Non-current
Revolving credit facility	—	41,750	—		41,750
Deferred income tax liabilities	22,252	—	—		22,252
Lease liabilities and other	2,453	—	—		2,453

Total liabilities	32,135	57,744	—		89,879
EQUITY
Share Capital	697,727	288,271	166,209	(a)(c)	1,152,207
Reserves	19,525	8,618	(4,596)	(a)(d)	23,547
Retained earnings	41,633	2,782	(2,782)	(a)(e)	41,633
Accumulated other comprehensive loss	(166,459)	—	—		(166,459)

	592,426	299,671	158,831		1,050,928
Non-controlling interests	—	23,564	3,969	(f)	27,533

Total equity	592,426	323,235	162,800		1,078,461

Total liabilities and equity	624,561	380,979	162,800		1,168,340

SANDSTORM GOLD LTD.

Pro Forma Consolidated Statement of Income (Loss)

For the year ended December 31, 2021

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments	Note 6	Sandstorm Gold Ltd. Pro Forma
Sales	71,722	22,733	—		94,455
Royalty revenue	43,138	4,419	—		47,557

	114,860	27,152	—		142,012
Cost of sales, excluding depletion	16,845	5,176	—		22,021
Depletion	35,704	13,067	2,382	(h)	51,153

Total cost of sales	52,549	18,243	2,382		73,174
Gross Profit	62,311	8,909	(2,382)		68,838
Expenses and other (income)
Administration expenses	10,198	8,075	—		18,273
Project evaluation	7,770	433	—		8,203
Gain on revaluation of Vale Royalties financial instrument	(5,887)	—	—		(5,887)
Stream, royalty and other interests impairments	408	—	—		408
Loss on revaluation of investments	1,659	—	—		1,659
Change in fair value of conversion option	—	(1,425)	—		(1,425)
Finance expense	2,135	2,396	—		4,531
Finance income	(481)	—	—		(481)
Foreign exchange loss	645	—	—		645
Other	1,011	655	—		1,666

Income (loss) before taxes	44,853	(1,225)	(2,382)		41,246
Current income tax expense	3,029	1,236	—		4,265
Deferred income tax expense	14,202	(1,002)	—		13,200

	17,231	234	—		17,465
Net income (loss) for the period	27,622	(1,459)	(2,382)		23,781
Net income (loss) attributable to:
Shareholders	27,622	(1,676)	(2,382)		23,564
Non-controlling interests	—	217	—		217
Basic earnings (loss) per share	0.14				0.09
Diluted earnings (loss) per share	0.14				0.09
Weighted average number of common shares outstanding:
Basic	193,974,313				268,357,243
Diluted	197,823,480				272,525,898

Page | 3

SANDSTORM GOLD LTD.

Pro Forma Consolidated Interim Statement of Income (Loss)

For the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

	Sandstorm Gold Ltd.	Nomad Royalty Company Ltd.	Pro Forma Adjustments	Note 6	Sandstorm Gold Ltd. Pro forma
Sales	22,015	10,010	—		32,025
Royalty revenue	13,350	3,772	—		17,122

	35,365	13,782	—		49,147
Cost of sales, excluding depletion	5,295	1,671	—		6,966
Depletion	11,111	5,474	1,066	(h)	17,651

Total cost of sales	16,406	7,145	1,066		24,617
Gross Profit	18,959	6,637	(1,066)		24,530
Expenses and other (income)
Administration expenses	2,497	2,365	—		4,862
Project evaluation	1,569	—	—		1,569
Stream, royalty, and other interests impairments	665	—	—		665
(Gain) loss on revaluation of investments	(174)	—	—		(174)
Change in fair value of conversion option	—	(903)	—		(903)
Finance expense	628	727	—		1,355
Finance income	(93)	—	—		(93)
Foreign exchange loss	42	52	—		94
Other	(42)	—	—		(42)

Income (loss) before taxes	13,867	4,396	(1,066)		17,197
Current income tax expense	887	1,160	—		2,047
Deferred income tax expense	3,839	495	—		4,334

	4,726	1,655	—		6,381
Net income (loss) for the period	9,141	2,741	(1,066)		10,816
Net income (loss) attributable to:
Shareholders	9,141	2,455	(1,066)		10,530
Non-controlling interests	—	286	—		286
Basic earnings (loss) per share	0.05				0.04
Diluted earnings (loss) per share	0.05				0.04
Weighted average number of common shares outstanding:
Basic	191,914,859				266,297,789
Diluted	194,837,916				269,540,334

Page | 4

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the acquisition (the “Nomad Acquisition”) of all the issued and outstanding shares (the “Nomad Shares”) of Nomad Royalty Company Ltd. (“Nomad”) by Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) pursuant to a plan of arrangement under the Canada Business Corporations Act (“Arrangement”) in accordance with the terms of the arrangement agreement between the parties announced on May 1, 2022 and closed on August 15, 2022 (the “Arrangement Agreement”).

These unaudited pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company and of Nomad, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically:

(i)

The consolidated financial statements of the Company for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the period ended March 31, 2022;

(ii)

the consolidated financial statements of Nomad for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of Nomad for the three months ended March 31, 2022.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated statement of financial position as of March 31, 2022 combining:

(i)	The unaudited condensed consolidated interim statement of financial position of the Company as of March 31, 2022;

(ii)	The unaudited consolidated balance sheet of Nomad as of March 31, 2022; and

(iii)	The adjustments described in Note 6.

This unaudited pro forma consolidated statement of financial position as of March 31, 2022 assumes that the Transactions occurred on March 31, 2022.

b)	An unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 combining:

(i)	The consolidated statement of income (loss) of the Company for the year ended December 31, 2021;

(ii)	The consolidated statement of income (loss) and comprehensive income (loss) of Nomad for the year ended December 31, 2021; and

(iii)	The adjustments described in Note 6.

This unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2021 assumes that the Transactions occurred on January 1, 2021.

c)	An unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 combining:

(i)	The unaudited condensed consolidated interim statement of income (loss) of the Company for the three months ended March 31, 2022;

(ii)	The unaudited consolidated statement of income (loss) and comprehensive income (loss) of Nomad for the three months ended March 31, 2022; and

(iii)	The adjustments described in Note 6.

Page | 5

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

This unaudited pro forma consolidated statement of income (loss) for the three months ended March 31, 2022 assumes that the Transactions occurred on January 1, 2021.

In combining Nomad’s consolidated financial statements with those of the Company, the Company has reclassified line items on Nomad’s consolidated financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Nomad Transaction been consummated on the date indicated. Actual amounts recorded upon completion of the Nomad Transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Nomad Transaction. The unaudited pro forma consolidated financial information does not give effect to events arising after March 31, 2022 except as disclosed herein. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in the Company’s consolidated financial statements as at and for the year ended December 31, 2021. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Nomad where the impact was potentially material to the unaudited pro forma condensed consolidated financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by Nomad that significantly depart from those followed by the Company and would have a significant impact on the unaudited pro forma consolidated financial statements.

3.	DESCRIPTION OF THE TRANSACTIONS

Pursuant to the Arrangement, each holder of Nomad Shares was entitled to receive 1.21 (the “Exchange Ratio”) common shares of Sandstorm in respect of each Nomad Share held. In addition, pursuant to the Arrangement, each outstanding option of Nomad was exchanged for a fully vested replacement option exercisable for Sandstorm common shares based on the Exchange Ratio. Pursuant to the Arrangement, the outstanding Nomad restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) were cancelled in exchange for a cash payment equal to the value of the consideration that would have been payable for the Nomad shares that would have been issuable on the vesting of such securities.

In accordance with the terms of each of the common share purchase warrants of Nomad (the “Warrants”), each holder of a Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Warrant, in lieu of Nomad Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the consideration which the holder would have been entitled to receive if such holder had been the registered holder of the number of Nomad Shares to which such holder would have been entitled if such holder had exercised such holder’s Warrants immediately prior to the effective time. Each Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate or indenture, as applicable, subject to any supplemental exercise documents issued by Sandstorm to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price thereof.

Page | 6

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

4.	USE OF ESTIMATES

For purposes of the unaudited pro forma consolidated financial statements, the Nomad Acquisition (Note 5) will be accounted for as an asset acquisition as the transaction does not meet the definition of a business combination under IFRS. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information presented in Nomad’s public filings and in discussions with the management of Nomad, preliminary valuation information, and due diligence. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of the Company’s financial statements for the period including the completion date of the acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statements of income (loss). The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

5.	CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE NOMAD ACQUISITION

The estimated purchase consideration for the Nomad Acquisition is based on a share price of $6.11 representing Sandstorm’s closing share price on the Toronto Stock Exchange (converted to U.S. dollars at an exchange rate of $1.00 = C$1.2908) on August 15, 2022, the closing date of the transaction.

Other elements of the purchase consideration include the stock options to be exchanged for vested Sandstorm replacement options, including the Sandstorm shares to be issued to holders of Warrants, and transaction costs capitalized as part of the asset acquisition.

Purchase consideration:
Shares issued in exchange for outstanding Nomad Shares	$454,480
Stock options to be exchanged for vested Sandstorm replacement options	4,022
Transaction costs	4,860

$463,362

The following table reflects the preliminary pro forma fair values of assets acquired and liabilities assumed from Nomad at March 31, 2022.

Net Assets acquired:
Cash and cash equivalents	$9,534
Accounts receivable	3,813
Other assets	2,394
Royalties, streams, and other interests	532,898
Accounts payable and accrued liabilities	(5,423)
Deferred payment liability	(10,571)
Revolving credit facility	(41,750)

Net assets acquired	$490,895
Less: Non-controlling interest	(27,533)

$463,362

Page | 7

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

6.	NOMAD ACQUISITION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect adjustments to give effect to the Nomad Acquisition. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a)	The estimated cash transaction costs incurred by Sandstorm, and the settlement of RSUs, PSUs and DSUs and change of control payments incurred by Nomad.

b)

The difference between the estimated allocated fair value and the carrying values of Nomad’s stream, royalties and other interests. Included in this allocation is: (i) $124,441 to royalties that are currently generating royalty payments as a result of production (“Nomad’s Producing Royalties”) and which are subject to depletion (see Note 6(h) below) and (ii) $98,418 to royalties not currently subject to depletion. If the Company’s estimate of the fair value of Nomad’s Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense.

c)

The issuance of 74,382,930 common shares to Nomad’s shareholders treated as purchase consideration, and the issuance of 2,018,148 Sandstorm replacement options, net of the elimination of Nomad’s historical issued capital of $288,271 as at March 31, 2022.

d)	The elimination of Nomad’s historical equity balances at March 31, 2022 including $3,156 of warrants, and $5,462 of contributed surplus.

e)	The elimination of Nomad’s historical accumulated retained earnings of $2,782.

f)	An adjustment of $3,969 related to the non-controlling interests proportionate share of the amounts recognized within the net assets acquired.

g)	The elimination of Nomad’s deferred tax asset of $43,214, which has no basis with the increase in fair value and carrying value of Nomad’s stream, royalties and other interests (see Note 6(b) above).

h)	The adjustment in depletion represents the estimated increase or decrease in depletion caused by the pro forma fair value adjustments to Nomad’s Producing Royalties (see Note 6(b) above).

7.	PRO FORMA SHARE CAPITAL

Sandstorm pro forma share capital after the Transactions as at March 31, 2022 has been determined as follows:

	Common Shares	Amount ($)
Issued and outstanding, March 31, 2022	192,224,215	697,727
Sandstorm common shares issued in exchange for Nomad Shares (Note 6(c))	74,382,930	454,480

Pro forma balance issued and outstanding post Nomad transaction	266,607,145	1,152,207

Page | 8

SANDSTORM GOLD LTD.

Notes to the Pro Forma Consolidated Financial Statements

For the year ended December 31, 2021 and the three months ended March 31, 2022

Unaudited, expressed in U.S. Dollars ($000s) except for per share amounts

8.	PRO FORMA EARNINGS PER SHARE

Pro forma basic and diluted earnings per share has been calculated based on actual basic and diluted weighted average number of Sandstorm common shares outstanding for the respective periods as well as the number of shares issued in connection with the Transactions as if such shares had been outstanding since the date the associated equity was originally issued:

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual basic weighted average number of Sandstorm common shares outstanding	193,974,313	191,914,859
Weighted average number of Sandstorm common shares, issued in exchange for Nomad Shares	74,382,930	74,382,930

Pro forma basic weighted average number of Sandstorm common shares outstanding post Nomad Arrangement Agreement	268,357,243	266,297,789
Pro forma net income attributable to shareholders post Nomad Arrangement Agreement	$23,564	$10,530
Pro forma basic net earnings per share	$0.09	$0.04

	Year ended December 31, 2021	Three months ended March 31, 2022
Actual diluted weighted average number of Sandstorm common shares outstanding	197,823,480	194,837,916
Weighted average number of Sandstorm common shares, issued in exchange for Nomad Shares	74,382,930	74,382,930
Weighted average number of Sandstorm share issuable, issued in exchange or exercise for Nomad share options and warrants	319,488	319,488

Pro forma diluted weighted average number of Sandstorm common shares outstanding post Nomad Arrangement Agreement	272,525,898	269,540,334
Pro forma net income attributable to shareholders post Nomad Arrangement Agreement	$23,564	$10,530
Pro forma diluted net earnings per share	$0.09	$0.04

There were 509,399 potentially dilutive stock options which were excluded from the computation of diluted earnings per share in relation to the Nomad Arrangement Agreement because the exercise prices exceeded the market value of the common shares of $6.11, as at August 15, 2022.

Page | 9